EXHIBIT 99.1

AMERICAS GOLD AND SILVER REPORTS Q1-2024 RESULTS

TORONTO, ONTARIO – May 15, 2024 – Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the quarter ended March 31, 2024.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR+ profile at www.sedarplus.ca, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Highlights

•	Revenue decreased to $19.5 million for Q1-2024 or 12% compared to $22.1 million for Q1-2023, resulting from lower realized zinc price at the Cosalá Operations and lower silver and lead production from the Galena Complex, offset by higher silver production from the Cosalá Operations.

•	A net loss of $16.2 million for Q1-2024, or an attributable loss of $0.07 per share representing an increase in net loss of $5.7 million compared to Q1-2023, primarily due to lower net revenue, higher cost of sales, and higher loss on non-cash derivatives related to the convertible debenture, offset in part by lower interest and financing expense.

•	As previously reported, Q1-2024 attributable silver production was 0.48 million ounces compared with approximately 0.50 million ounces in Q1-2023. The Company also produced approximately 8.0 million attributable pounds of zinc and 4.0 million attributable pounds of lead during Q1-2024.

•	Production from the Cosalá Operations was strong as the operation benefitted from above budgeted silver grades and recoveries. The Galena Complex production was slightly below budget as focus during the quarter was re-allocated to lateral development to access the new mining areas in the Upper Country Lead Zone veins between 2400 and 2800 levels. This silver-lead area commenced ore production subsequent to quarter end and will provide 4,000-5,000 tons per month of base load silver-lead production for the next several years.

•	Consolidated attributable cash costs of $20.53/oz silver produced[1] and all-in sustaining costs of $29.20/oz silver produced[1] during the quarter.

•	The Company expects to close on a financing with a metal trader for the anticipated initial capital requirements of the 100%-owned EC120 Project at the Cosalá Operations in Q2-2024 with the goal of producing higher-grade silver-copper concentrates in early 2025. The 2019 Preliminary Feasibility Study for the EC120 Project forecasted average annual metal production of 2.5 million ounces of silver and 4.5 million pounds of copper with a total of over 12 million ounces of silver and 23.0 million pounds of copper over a mine life of approximately 5 years.

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“I am optimistic about the remainder of the year despite an expected, but lower production quarter. Increasing silver and base metals prices coupled with expected higher silver production from the Galena Complex should greatly improve operating results over the next three quarters,” stated Americas President and CEO Darren Blasutti. “Ore production from the newly developed 2400 Level at the Galena Complex has commenced, providing a larger monthly base load of silver-lead production. In addition, development on the 3700 Level at the Galena Complex has begun into a high-grade silver-copper area with initial production expected at the start of Q3-2024.”

Cosalá Operations

The Cosalá Operations produced approximately 295,000 ounces of silver, 2.8 million pounds of lead and 8.0 million pounds of zinc in Q1-2024, compared with approximately 265,000 ounces of silver, 2.7 million pounds of lead and 7.2 million pounds of zinc in Q1-2023. Silver and zinc production increased by over 10% year-over-year while lead production was essentially unchanged.

With the current higher silver and copper price, the Company decided to expedite the development of its 100%-owned EC120 Project at the Cosalá Operations. Initial access to the Zone 120 deposit occurred in Q3-2023 from the San Rafael Upper Zone development. In addition, the Company continues mining and processing silver-zinc ore from the San Rafael Main and Upper Zones and is expecting to benefit from the increase in zinc prices experienced to date in the second quarter.

The Company expects to close in Q2-2023 on a financing with an international metal trader to provide financing for the anticipated initial capital requirements at the EC120 Project. The Company expects to complete the required development and preparations to begin producing higher-grade silver-copper concentrates from the Project at the beginning of 2025. The 2019 Preliminary Feasibility Study for the EC120 Project forecasted average annual metal production of 2.5 million ounces of silver and 4.5 million pounds of copper with a total of over 12 million ounces of silver and 23.0 million pounds of copper over the five years of the project.

Cash costs per silver ounce increased in the quarter to $16.35 per ounce from $4.61 per ounce in Q1-2023 due to higher cost of sales, lower realized Q1-2024 zinc prices and the devaluation of the USD relative to the Mexican peso.

Galena Complex

Attributable production from the 60% owned Galena Complex was approximately 187,000 ounces of silver and 1.1 million pounds of lead in Q1-2024, compared to approximately 235,000 ounces of silver and 2.8 million pounds of lead in Q1-2023. During the quarter, the Company focused on horizontal development work in the Upper Country Lead Zone between the 2400 and 2800 Levels to access additional working areas. The development work reduced silver and lead production in the quarter but is expected to positively impact overall production for the remainder of the year and going forward. The mining crews have been relocated to accelerate development into a high-grade silver copper stope accessed off of the 3700 level which will add high-grade silver-copper production commencing in Q3-2024.

Cash costs increased to $27.14 per silver ounce in Q1-2024 from $18.59 per silver ounce in Q1-2023 mainly due to lower silver and lead production during the quarter. Cash costs and all-in sustaining costs per silver ounce at the Galena Complex are anticipated to decrease with the projected increase in production and the completion of the Galena Hoist project as the benefits of economies of scale on the existing cost base are realized.

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About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR+ or www.americas-gold.com.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416‐848‐9503

Technical Information and Qualified Persons

The scientific and technical information relating to the Company’s material mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., Vice President, Technical Services of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

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Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce ; and statements relating to Americas’ EC120 Project, including expected approvals, prepayment ﬁnancing availability, execution and timing and capital expenditures required to develop such project and reach production thereat, and expectations regarding its ability to rely in existing infrastructure, facilities, and equipment. Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak, actions that have been and may be taken by governmental authorities to contain such epidemic or pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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1 This metric is a non-GAAP financial measure or ratio. The Company uses the financial measures “Cash Cost”, “Cash Cost/Ag Oz Produced”, “All-In Sustaining Cost”, and “All-In Sustaining Cost/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs and total costs of operations. Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining costs is the cash costs plus all development, capital expenditures, and exploration spending.

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Reconciliation of Consolidated Cash Costs/Ag Oz Produced(a)
	Q1-2024	Q1-2023
Cost of sales ('000)	$19,675	$17,479
Less non-controlling interests portion ('000)	(3,426)	(3,959)
Attributable cost of sales ('000)	16,249	13,520
Non-cash costs ('000)	82	279
Direct mining costs ('000)	$16,331	$13,799
Smelting, refining and royalty expenses ('000)	4,343	5,242
Less by-product credits ('000)	(10,779)	(13,457)
Cash costs ('000)	$9,895	$5,584
Divided by silver produced (oz)	481,936	499,677
Cash costs/Ag oz produced ($/oz)	$20.53	$11.18

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q1-2024	Q1-2023
Cost of sales ('000)	$11,109	$7,582
Non-cash costs ('000)	(348)	292
Direct mining costs ('000)	$10,761	$7,874
Smelting, refining and royalty expenses ('000)	3,849	4,188
Less by-product credits ('000)	(9,782)	(10,839)
Cash costs ('000)	$4,828	$1,223
Divided by silver produced (oz)	295,278	265,121
Cash costs/Ag oz produced ($/oz)	$16.35	$4.61

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Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q1-2024	Q1-2023
Cost of sales ('000)	$8,566	$9,897
Non-cash costs ('000)	716	(21)
Direct mining costs ('000)	$9,282	$9,876
Smelting, refining and royalty expenses ('000)	823	1,757
Less by-product credits ('000)	(1,661)	(4,364)
Cash costs ('000)	$8,444	$7,269
Divided by silver produced (oz)	311,096	390,927
Cash costs/Ag oz produced ($/oz)	$27.14	$18.59

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced (a)
	Q1-2024	Q1-2023
Cash costs ('000)	$9,895	$5,584
Capital expenditures ('000)	3,531	2,419
Exploration costs ('000)	646	427
All-in sustaining costs ('000)	$14,072	$8,430
Divided by silver produced (oz)	481,936	499,677
All-in sustaining costs/Ag oz produced ($/oz)	$29.20	$16.87

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	Q1-2024	Q1-2023
Cash costs ('000)	$4,828	$1,223
Capital expenditures ('000)	1,474	1,183
Exploration costs ('000)	123	119
All-in sustaining costs ('000)	$6,425	$2,525
Divided by silver produced (oz)	295,278	265,121
All-in sustaining costs/Ag oz produced ($/oz)	$21.76	$9.52

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	2023	Q1-2023
Cash costs ('000)	$8,444	$7,269
Capital expenditures ('000)	3,428	2,060
Exploration costs ('000)	871	514
All-in sustaining costs ('000)	$12,743	$9,843
Galena Complex Recapitalization Plan costs ('000)	-	2,565
All-in sustaining costs with Galena Recapitalization Plan ('000)	$12,743	$12,408
Divided by silver produced (oz)	311,096	390,927
All-in sustaining costs/Ag oz produced ($/oz)	$40.96	$25.18
All-in sustaining costs with Galena Recapitalization/Ag oz produced ($/oz)	$40.96	$31.74

(a) Throughout this press release, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

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